

Theresia R. Reisch
Vice-President, Investor Relations
and Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com

August 10, 2006

SUPPL


SEC MAIL PROCESSING
RECEIVED
AUG 1 7 2006
WASH, D.C. 203 SECTION

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the August 10, 2006 news release of the Company.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

06016126

Theresia R. Reisch
Superior Plus Inc.
Vice-President, Investor Relations
and Corporate Secretary

PROCESSED
AUG 2 3 2006
THOMSON
FINANCIAL

/encl.

h:\spif\SEC-ltr.doc


Superior Plus
Income Fund

TSX: SPF.UN

2006 Second Quarter Release and August 2006 Cash Distribution Notice

August 10, 2006

- **Q2 Distributable Cash Flow per trust unit before strategic review costs increased 5% from the prior year period (decrease of 13% including strategic review costs).**
- **Improved operating distributable cash flow reflects good performance at Superior Propane, JWA, Winroc and SEM, partially offset by weak results from ERCO's North American sodium chlorate business.**
- **New credit facilities closed providing enhanced debt repayment and covenant flexibility.**
- **Results of Strategic Review announced on July 10, 2006 focusing on stability of distributions and growth in our existing businesses.**
- **August 2006 regular distribution declared of $0.13 per unit or $1.56 annualized.**


Distributable Cash Flow Per Trust Unit
$2.50
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
$1.15
$1.24
$1.34
$1.38
$1.58
$1.71
$1.93
$2.36
$2.47(1)
$2.54
$2.35
$1.00
1996 F
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006 Q1-Q2
(1) One time Management Internalization effect

(millions of dollars, except per trust unit amounts)	Three Months Ended June 30 **2006**	2005	Six Months Ended June 30 **2006**	2005
Financial				
Operating distributable cash flow				
Superior Propane	**10.4**	9.5	**48.0**	53.7
ERCO Worldwide	**16.5**	21.8	**34.9**	43.8
JW Aluminum ("JWA")	**10.3**	–	**19.7**	–
Winroc	**7.0**	6.8	**14.8**	11.2
Superior Energy Management ("SEM")	**2.7**	1.4	**4.4**	3.0
	46.9	39.5	**121.8**	111.7
Corporate cost recovery (expense)	**2.9**	(1.8)	**(1.1)**	(3.2)
Strategic review costs	**(6.0)**	–	**(6.0)**	–
Interest	**(15.2)**	(7.8)	**(29.6)**	(14.9)
Distributable cash flow (see Management Discussion & Analysis)	**28.6**	29.9	**85.1**	93.6
Distributable cash flow per trust unit, basic	**$0.33**	$0.38	**$1.00**	$1.21
Distributable cash flow (before strategic review costs)	**34.6**	29.9	**91.1**	93.6
Distributable cash flow per trust unit (before strategic review costs), basic	**$0.40**	$0.38	**$1.07**	$1.21
Average number of trust units outstanding (millions)	**85.5**	77.7	**85.5**	77.1
Operating				
Propane retail sales volumes (millions of litres)	**270**	286	**718**	771
Propane retail sales margin (cents per litre)	**15.1**	15.4	**15.5**	16.1
Total chemical sales (thousands of metric tonnes "MT")	**200**	175	**411**	339
Average chemical selling price (dollar per MT)	**492**	537	**487**	544
Aluminum sales (millions of pounds)	**88**	–	**170**	–
Aluminum gross profit (cents per pound)	**16.8**	–	**16.9**	–
Natural gas sold (millions of gigajoules "GJ")	**10**	9	**19**	18
Natural gas sales margin (cents per GJ)	**53.0**	36.6	**51.1**	37.8

Q2 Highlights:

- Distributable cash flow per trust unit (before strategic review costs) of $0.40, up 5% from Q2 last year due to a 16% increase in distributable cash flow partially offset by a 10% increase in the average number of trust units outstanding.
- Superior Propane results improved due to lower costs and improved service fee revenue.
- ERCO Worldwide results impacted by lower sodium chlorate sales due to weakness in the North American bleached pulp industry and the appreciation of the Canadian dollar on sales denominated in United States dollars.
- JWA results improve as operational problems in the first quarter were corrected and sales remained strong.
- Winroc results benefit from its Ontario market expansion and continued solid demand for its products and services.
- Corporate cost recovery of $2.9 million reflects a one time recovery of executive trust unit compensation.
- Interest expense increased due to higher interest rates and financing of 2005 growth capital expenditures.

Cash Distribution Notice

The Fund announced today its cash distribution for the month of August 2006 of $0.13 (13 cents) per trust unit, payable on September 15, 2006, to Unitholders of record at the close of business on August 31, 2006. The ex-distribution date will be August 29, 2006. For income tax purposes, the cash distribution of $0.13 per trust unit is considered to be "other income". A cash distribution summary since inception of the Fund, together with tax information, is posted on our website at www.superiorplus.com.

Management's Discussion and Analysis of 2006 Second Quarter Results

Forward Looking Statements

Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of the Superior Plus Income Fund (the "Fund") or Superior Plus Inc. ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Distributable Cash Flow and Other Non-GAAP Measures

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to cash generated from operations before natural gas customer acquisition costs and changes in working capital, less amortization of natural gas customer acquisition costs and maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to maintain the capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability ("growth capital"), are excluded from the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow, maintenance capital and growth capital may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

EBITDA represents earnings before interest, taxes, depreciation and amortization calculated on a 12 month trailing basis giving pro forma effect to acquisition and divestitures and is used by Superior to calculate its debt covenants and other credit information. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities.

The following should be read in conjunction with the Fund's Interim Consolidated Financial Statements contained herein, along with the Management Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2005, and the Fund's First Quarter Report for the period ended March 31, 2006.

Strategic Review

On April 24th, the Fund announced the initiation of a strategic review. The process was undertaken in response to the weak first quarter results of Superior Propane predominantly caused by record warm weather this winter, anticipated weakness in the operating results of ERCO Worldwide over the medium term due to the impact of the rapid rise in the Canadian dollar and significant increases in electricity prices on certain of ERCO's operations and customers, as well as the reduction of the Fund's monthly distribution and the weakness of the unit price.

On July 10, 2006, the Fund announced the results of its Strategic Review developed to maximize unitholder value and provide a road map for achieving long-term goals, including the following:

- Superior will continue as a diversified income trust with a focus on stability of distributions with value growth driven from its existing businesses.
- Superior sees good opportunities to grow its businesses for value over the medium to long term and does not intend to expand into new businesses.
- Superior will dispose of JW Aluminum ("JWA") and use the proceeds to reduce debt levels and focus on its Canadian based businesses. RBC Capital Markets and TD Securities have been engaged to assist in the disposition process.
- Superior will provide enhanced visibility, transparency and accountability of its businesses to investors.
- Superior will lower its average senior debt levels to 1.5 to 2.0 times EBITDA and average total debt levels to 2.5 to 3.0 times EBITDA.
- Superior will reduce its target payout ratio such that distributions will be between 85% and 90% of distributable cash flow.
- Superior will refocus its corporate office on the execution of each business unit's strategic plan.

With respect to ERCO Worldwide, Superior will:

- Close the Bruderheim sodium chlorate facility, removing 80,000 tonnes of capacity from the North American market;
- Secure a new electricity contract for the Valdosta sodium chlorate facility that is economic or, in the alternative, reduce production from this facility;
- Continue to evaluate the economic feasibility of the conversion of the Port Edwards chloralkali facility to membrane technology; and
- Evaluate other operational and strategic opportunities to maximize the value of its investment.

The Board of Directors appointed Grant Billing as Chairman and Chief Executive Officer, replacing Geoff Mackey as President and Chief Executive Officer. As well, Mark Schweitzer, Executive Vice-President and Chief Financial Officer will be leaving Superior on November 1, 2006, following a recruitment process for his replacement.

Second Quarter and Year to Date Results

Second quarter distributable cash flow (before strategic review costs) was $34.6 million ($28.6 million after strategic review costs), an increase of $4.7 million (16%) from the prior year period. Operating distributable cash flow increased by $7.4 million due to the contribution from JWA acquired on October 19, 2005, and improved results from Superior Propane, Winroc and SEM. This was partially offset by lower results from ERCO Worldwide. Interest costs increased by $7.4 million due to increased debt levels incurred to finance growth capital investments made during 2005 in addition to higher interest rates. Corporate costs decreased due to the recovery of executive trust unit compensation.

Distributable cash flow per trust unit (before strategic review costs) was $0.40 in the second quarter ($0.33 after strategic review costs), an increase of $0.02 (5%) from the prior year quarter due to a 16% increase in distributable cash flow and a 10% increase in the average number of trust units outstanding. The increase in the number of trust units outstanding is due to trust units issued to partially finance the acquisition of JWA and the conversion of Debentures and Warrants into trust units during 2005.

Distributable cash flow (before strategic review costs) for the six month period ended June 30, 2006 reached $91.1 million ($85.1 million after strategic review costs), a decrease of $2.5 million (3%) from the prior year period. The addition of JWA and improved results from Winroc and SEM were more than offset by lower results at Superior Propane reflecting depressed heating demand in the first quarter due to unseasonably warm weather and challenging conditions experienced by ERCO's North American sodium chlorate operations. Interest costs increased for the same reasons as in the second quarter. Distributable cash flow per trust unit

(before strategic review costs) was $1.07 ($1.00 after strategic review costs), down $0.14 per trust unit (12%) from the prior year period, due to the 3% decrease in distributable cash flow and an 11% increase in the number of trust units outstanding.

Net loss for the second quarter was $152.8 million, a decrease of $171.7 million from the prior year quarter net earnings due to non-cash impairment charges recorded at ERCO of $170.8 million, net of tax. See Note 3 to the Interim Consolidated Financial Statements and the "ERCO Worldwide" section of this Management Discussion and Analysis for further details. The remaining changes in net earnings (loss) for the second quarter compared to the prior year quarter are due to similar reasons that contributed to the changes in distributable cash flow. Net loss for the six months ended June 30, 2006 was $119.0 million, a decrease of $179.4 million from the prior year quarter. The primary reasons for the change are for the same reasons identified in the analysis of distributable cash flow for the first six months.

Outlook

For the remainder of 2006, we anticipate distributable cash flow per trust unit to be lower than 2005 as lower results from ERCO and increased interest and strategic review costs are anticipated to outpace a full period contribution from JWA. Divisional distributable cash flow guidance for 2006 and 2007 is the same as was provided in the July 10, 2006 Strategic Review announcement. For the full year 2006, consolidated distributable cash flow before strategic review costs is expected to be between $1.90 per trust unit and $2.10 per trust unit ($1.80 to $2.00 per trust unit after strategic review costs).

For 2007, we anticipate distributable cash flow per trust unit to decline to $1.60 to $1.80 per trust unit as lower results at ERCO and the sale of JWA are anticipated to be partially offset by lower interest costs and stable to modestly improved results from Superior's other businesses.

Distributable Cash Flow[1]

	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	**2006**	2005
Cash generated from operations before natural gas customer acquisition costs and changes in working capital	**33.0**	32.7	**94.1**	99.6
Add: Management internalization costs	**1.3**	1.3	**1.3**	1.3
Less: Maintenance capital expenditures, net	**(5.0)**	(3.5)	**(8.9)**	(6.2)
Amortization of natural gas customer acquisition costs	**(0.7)**	(0.6)	**(1.4)**	(1.1)
Distributable cash flow	**28.6**	29.9	**85.1**	93.6
Distributable cash flow (reinvested) funded from debt	**9.4**	16.7	**3.8**	(1.1)
Distributed cash flow	**38.0**	46.6	**88.9**	92.5
Distributable cash flow per trust unit, basic[2]	**$ 0.33**	$ 0.38	**$ 1.00**	$ 1.21
Distributable cash flow per trust unit, diluted[3]	**$ 0.33**	$ 0.38	**$ 1.00**	$ 1.17
Distributable cash flow per trust unit (before $6.0 million of Strategic Review Costs), basic[2]	**$ 0.40**	$ 0.38	**$ 1.07**	$ 1.21
Distributable cash flow per trust unit (before $6.0 million of Strategic Review Costs), diluted[3]	**$ 0.40**	$ 0.38	**$ 1.07**	$ 1.17

(1) See the Interim Consolidated Financial Statements for cash generated from operations before natural gas customer acquisition costs and changes in working capital, management internalization costs, maintenance capital expenditures, and amortization of natural gas customer acquisition costs.

(2) The weighted average number of trust units outstanding for the quarter ended June 30, 2006 is 85.5 million (2005 – 77.7 million) and for the six months ended June 30, 2006 is 85.5 million (2005 – 77.1 million).

(3) For the quarter and six months ended June 30, 2006, there were no dilutive instruments. For the prior year quarter, the dilutive impact of the convertible debentures, trust unit options and trust unit warrants was 5.5 million trust units (83.2 million total trust units on a diluted basis) with a resulting impact on distributable cash flow of $2.0 million ($31.9 million total on a diluted basis). For the prior six months ended June 30, 2005, the dilutive impact of the convertible debentures, trust unit options and trust unit warrants was 6.0 million trust units (83.1 million total trust units on a diluted basis) with a resulting impact on distributable cash flow of $3.7 million ($97.3 million total on a diluted basis).

Segmented Distributable Cash Flow[1]

For the three months ended June 30, 2006	Superior Propane	ERCO	JWA[2]	Winroc	SEM	Corporate	Total Consolidated
Net earnings (loss)	3.6	(167.0)	4.1	5.7	1.8	(1.0)	(152.8)
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	4.7	12.9	9.4	1.3	–	0.6	28.9
Future income tax expense (recovery)	2.4	(46.7)	(2.5)	2.6	0.9	(19.2)	(62.5)
Management internalization costs	–	–	–	–	–	1.3	1.3
Impairment of property, plant and equipment, and goodwill[3]	–	218.7	–	–	–	–	218.7
Less: Maintenance capital expenditures, net	(0.3)	(1.4)	(0.7)	(2.6)	–	–	(5.0)
Distributable cash flow	**10.4**	**16.5**	**10.3**	**7.0**	**2.7**	**(18.3)**	**28.6**

For the three months ended June 30, 2005	Superior Propane	ERCO	JWA[2]	Winroc	SEM	Corporate	Total Consolidated
Net earnings	3.3	6.2	–	5.1	0.9	3.4	18.9
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	5.2	13.8	–	0.9	–	0.3	20.2
Future income tax expense (recovery)	1.9	2.9	–	2.3	0.5	(15.2)	(7.6)
Trust unit incentive plan recovery	–	–	–	–	–	0.6	0.6
Management internalization costs	–	–	–	–	–	1.3	1.3
Less: Maintenance capital expenditures, net	(0.9)	(1.1)	–	(1.5)	–	–	(3.5)
Distributable cash flow	**9.5**	**21.8**	**–**	**6.8**	**1.4**	**(9.6)**	**29.9**

For the six months ended June 30, 2006	Superior Propane	ERCO	JWA[2]	Winroc	SEM	Corporate	Total Consolidated
Net earnings (loss)	24.0	(164.5)	7.2	11.4	2.8	0.1	(119.0)
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	9.6	29.8	19.1	2.1	–	1.2	61.8
Future income tax expense (recovery)	14.4	(45.5)	(5.2)	5.2	1.6	(38.1)	(67.6)
Trust unit incentive plan recovery	–	–	–	–	–	(1.2)	(1.2)
Management internalization costs	–	–	–	–	–	1.3	1.3
Impairment of property, plant and equipment, and goodwill[3]	–	218.7	–	–	–	–	218.7
Less: Maintenance capital expenditures, net	–	(3.6)	(1.4)	(3.9)	–	–	(8.9)
Distributable cash flow	**48.0**	**34.9**	**19.7**	**14.8**	**4.4**	**(36.7)**	**85.1**

For the six months ended June 30, 2005	Superior Propane	ERCO	JWA[2]	Winroc	SEM	Corporate	Total Consolidated
Net earnings	28.0	12.5	–	8.7	1.7	9.5	60.4
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	10.4	27.3	–	1.5	–	0.6	39.8
Future income tax expense (recovery)	16.7	6.0	–	3.8	1.3	(29.8)	(2.0)
Trust unit incentive plan expense	–	–	–	–	–	0.3	0.3
Management internalization costs	–	–	–	–	–	1.3	1.3
Less: Maintenance capital expenditures, net	(1.4)	(2.0)	–	(2.8)	–	–	(6.2)
Distributable cash flow	**53.7**	**43.8**	**–**	**11.2**	**3.0**	**(18.1)**	**93.6**

(1) See the Interim Consolidated Financial Statements for net earnings (loss), amortization of property, plant and equipment, intangible assets and convertible debenture issue costs, future income tax expense (recovery), trust unit incentive plan expense (recovery), management internalization costs, impairment of property, plant and equipment and goodwill, and maintenance capital expenditures.

(2) JWA was acquired October 19, 2005. On July 10, 2006, the Fund announced its intention to sell JWA. See "Strategic Review" section of this Management Discussion and Analysis.

(3) See Note 3 to the Interim Consolidated Financial Statements.

Superior Propane

Superior Propane generated operating distributable cash flow of $10.4 million in the second quarter, an increase of $0.9 million from the prior year quarter due to higher other services gross profit and reduced operating expenses, offset by reduced propane gross profits. Condensed operating results for the three and six months periods ended June 30, 2006 and 2005 are provided in the following table:

	Three Months Ended June 30				Six Months Ended June 30			
(millions of dollars except per litre amounts)	**2006**		2005		**2006**		2005	
Gross Profit		**¢/litre**		¢/litre		**¢/litre**		¢/litre
Propane sales	**40.7**	**15.1**	44.1	15.4	**111.2**	**15.5**	124.2	16.1
Other services	**14.3**	**5.3**	12.1	4.2	**29.3**	**4.1**	24.6	3.2
Total Gross Profit	**55.0**	**20.4**	56.2	19.6	**140.5**	**19.6**	148.8	19.3
Less:								
Cash operating, admin & cash tax costs	**(44.3)**	**(16.4)**	(45.8)	(16.0)	**(92.5)**	**(12.9)**	(93.7)	(12.2)
Cash generated from operations before changes in net working capital	**10.7**	**4.0**	10.4	3.6	**48.0**	**6.7**	55.1	7.1
Maintenance capital expenditures, net	**(0.3)**	**(0.1)**	(0.9)	(0.3)	**–**	**–**	(1.4)	(0.2)
Operating distributable cash flow	**10.4**	**3.9**	9.5	3.3	**48.0**	**6.7**	53.7	6.9
Propane retail volumes sold *(millions of litres)*	**270**		286		**718**		771	

Propane sales gross profit of $40.7 million, was down $3.4 million (8%) from the prior year quarter, as sales volumes declined by 16 million litres (6%) and sales margins decreased by 0.3 cents per litre (2%). Residential and commercial volumes declined by 8 million litres (10%) as temperatures were 11% warmer on average across Canada (19% warmer than the last 5 year comparable period average). Volumes were also negatively impacted by customer conservation in response to a 15% increase in average wholesale propane costs over the prior year quarter. Industrial sales volumes increased 1 million litres (1%), as higher oilfield and refined fuel sales volumes were offset by lower industrial mine shaft heating volumes. Auto propane volumes declined by 7 million litres (14%), consistent with decline trends in this end-use market. Propane sales margins averaged 15.1 cents per litre, down 0.3 cents per litre (2%) principally due to the sale of the Energy Transportation primary transportation fleet operations in the fourth quarter of 2005, offset by the impact of improved margin management. In conjunction with the sale of Energy Transportation, a seven year transportation service agreement was entered into which is anticipated to be cash neutral going forward. Other services gross profit was $14.3 million for the second quarter, an increase of $2.2 million (18%) over the prior year quarter, as an increased contribution from the Superior Gas Liquids wholesale operations and increased delivery fee income, offset reduced profitability from the fixed-price heating program as hedging costs increased in the aftermath of the gulf coast hurricane in the third quarter of 2005.

Volume and Gross Profit by End-Use Market Segment

	Three Months Ended June 30				Six Months Ended June 30			
	2006		2005		**2006**		2005	
End-Use Applications:	**Volume[1]**	**Gross Profit[2]**	**Volume[1]**	**Gross Profit[2]**	**Volume[1]**	**Gross Profit[2]**	**Volume[1]**	**Gross Profit[2]**
Residential	**22**	**7.8**	26	8.8	**87**	**30.1**	102	33.6
Commercial	**50**	**9.8**	54	10.7	**161**	**31.5**	178	34.5
Agricultural	**10**	**1.1**	12	1.2	**38**	**3.7**	46	4.8
Industrial	**145**	**16.5**	144	17.4	**357**	**36.6**	358	40.5
Automotive	**43**	**5.5**	50	6.0	**75**	**9.3**	87	10.8
Other Services	**–**	**14.3**	–	12.1	**–**	**29.3**	–	24.6
	270	**55.0**	286	56.2	**718**	**140.5**	771	148.8
Average Margin[3]	**15.1**		15.4		**15.5**		16.1	

[1] Volume of retail propane sold (millions of litres) [2] Millions of dollars [3] Average retail propane sale margin (cents per litre)

Volume and Gross Profit by Region								
	Three Months Ended June 30				Six Months Ended June 30			
	2006		2005		**2006**		2005	
Regions:	**Volume[1]**	**Gross Profit[2]**	**Volume[1]**	**Gross Profit[2]**	**Volume[1]**	**Gross Profit[2]**	**Volume[1]**	**Gross Profit[2]**
Atlantic	**21**	**6.6**	24	7.0	**54**	**15.9**	62	17.3
Quebec	**48**	**9.8**	51	10.8	**121**	**22.1**	133	26.0
Ontario	**61**	**14.7**	66	14.7	**165**	**40.4**	184	42.3
Sask/Man	**29**	**4.6**	33	4.8	**99**	**13.2**	114	14.4
AB/NWT	**58**	**8.6**	60	9.6	**166**	**27.2**	159	26.3
BC/YK	**53**	**10.7**	52	9.3	**113**	**21.7**	119	22.5
	270	**55.0**	286	56.2	**718**	**140.5**	771	148.8
Average Margin[3]	**15.1**		15.4		**15.5**		16.1	

[1] Volume of retail propane sold (millions of litres) [2] Millions of dollars [3] Average retail propane sale margin (cents per litre)

Cash operating, administrative and capital tax costs of $44.3 million, decreased by $1.5 million (3%) from the prior year quarter, due to the reduction of operating costs associated with the sale of Energy Transportation and cost reduction initiatives implemented in the first quarter of 2006. Offsetting these cost reductions were higher fuel and truck maintenance costs. Net maintenance capital spending for the quarter totaled $0.3 million and was comprised of expenditures of $0.6 million and proceeds of $0.3 million from the sale of surplus tanks and cylinders, resulting in an improvement of $0.6 million as compared to the prior year quarter.

Superior Propane continues to implement its plan for cost reductions, revenue improvement and customer service enhancement with good progress achieved in the second quarter. These initiatives, along with a return to a normal winter weather pattern, are expected to improve results for 2007 with operating distributable cash flow generated in the range of $95 million to $100 million compared to between $90 million and $95 million for 2006.

ERCO Worldwide

ERCO Worldwide generated operating distributable cash flow in the second quarter of $16.5 million, down $5.3 million (24%) from the prior year quarter principally due to lower contributions from sodium chlorate operations, partially offset by a full quarter contribution from the Port Edwards chloralkali/potassium facility acquired in June 2005. Sodium chlorate operations contributed approximately 69% of operating distributable cash flow in the second quarter compared to 72% in the prior year quarter. Condensed operating results for the three and six months ended June 30, 2006 and 2005 are provided below:

(millions of dollars except per metric tonne ("MT") amounts)	Three Months Ended June 30				Six Months Ended June 30			
	2006		2005		**2006**		2005	
Revenue		**$ per MT**		$ per MT		**$ per MT**		$ per MT
Chemical	**98.4**	**492**	94.0	537	**200.0**	**487**	184.4	544
Technology	**7.0**	**35**	6.7	38	**11.5**	**28**	12.6	37
Cost of Sales								
Chemical	**(52.7)**	**(264)**	(49.1)	(281)	**(106.6)**	**(259)**	(96.5)	(285)
Technology	**(4.5)**	**(22)**	(3.7)	(21)	**(6.9)**	**(17)**	(6.5)	(19)
Gross Profit	**48.2**	**241**	47.9	273	**98.0**	**239**	94.0	277
Less: Cash operating, administrative & tax costs	**(30.3)**	**(152)**	(25.0)	(143)	**(59.5)**	**(145)**	(48.2)	(142)
Cash generated from operations before changes in net working capital	**17.9**	**89**	22.9	130	**38.5**	**94**	45.8	135
Maintenance capital expenditures	**(1.4)**	**(7)**	(1.1)	(6)	**(3.6)**	**(9)**	(2.0)	(6)
Operating distributable cash flow	**16.5**	**82**	21.8	124	**34.9**	**85**	43.8	129
Chemical volumes sold (thousands of MTs)	**200**		175		**411**		339	

Chemical sales gross profit of $45.7 million, increased by $0.8 million over the prior year quarter. Total chemical sales volumes reached 200,000 tonnes in the quarter, an increase of 14% over the prior year period reflecting the full quarter ownership of the Port Edwards potassium chloralkali facility, offset by a decline in sodium chlorate sales. Lower sodium chlorate sales volumes reflect the closure of a number of bleached pulp

mills in North America over the past year due to increased, low cost, offshore production. Sodium chlorate sales volumes comprised 61% of chemical sales volumes (79% in the prior year quarter). Average chemical sales prices of $492 per tonne declined by 8% from the prior year period due to changes in the sales mix resulting from the increase in sales of lower value chloralkali products and the impact of a 9% appreciation (after hedging) in the Canadian dollar on US dollar denominated sales. Chloralkali prices continued above historic levels with a return to more balanced conditions expected going forward. Chemical cost of sales averaged $264 per tonne, down 6% from the prior year period due to the increased production of lower cost chloralkali products. Technology gross profit of $2.5 million in the second quarter declined by $0.5 million from the prior year period due to normal course royalty license expirations.

Cash operating, administration and tax costs were $30.3 million, an increase of $5.3 million over the prior year quarter, due primarily to the full quarter addition of Port Edwards operating costs and United States income taxes of $1.0 million. Maintenance capital expenditures of $1.4 million were comparable to the prior year quarter.

Growth capital expenditures of $17.7 million were incurred in the quarter and were principally focused on the construction of the new 55,000 tonne sodium chlorate plant in Chile. Cumulative project expenditures of $58.2 million have been incurred with remaining costs of approximately $10 million expected (5% over original construction budget). Start up commenced in August with full commercial production anticipated by November 2006.

On July 10th, Superior announced as part of its strategic plan, that ERCO would close its 80,000 tonne sodium chlorate plant in Bruderheim, Alberta by year end. In addition, ERCO will either mothball its 100,000 tonne sodium chlorate plant in Valdosta, Georgia or operate it as a swing production facility, pending the outcome of negotiations to enter into a new electricity supply agreement effective January 2007, when electricity costs are expected to materially increase. Non-cash impairment charges aggregating $218.7 million ($170.8 million net of tax) have been recorded in the second quarter as a result of these decisions (See Note 3 to the Interim Consolidated Financial Statements). The Bruderheim facility has been impacted by high electricity costs, lower realized sodium chlorate prices resulting from the appreciation of the Canadian dollar on US dollar denominated sales, and reduced sodium chlorate demand due to the closure of various bleached pulp mills in North America. The existing fixed price power supply agreement at Bruderheim will be transferred to ERCO's Grande Prairie, Alberta sodium chlorate facility and will provide competitive rates until its expiry in 2017. Cash closure costs are estimated to be approximately $2 million in 2006 with additional costs of $3 million to $5 million expected to be incurred over the next two years as the plant is decommissioned. ERCO plans to service its customer requirements from its remaining five lower cost sodium chlorate facilities in North America, thereby enhancing its profitability.

ERCO is evaluating the economic feasibility of converting its Port Edwards, Wisconsin potassium/chloralkali facility from a mercury based process to membrane technology at a cost of approximately $75 million. The project would be expected to provide significant improvement in process efficiency and capacity. If the project does not proceed, environmental compliance expenditures of approximately $12 million are anticipated to meet government regulations which become effective January 1, 2007. ERCO has applied for a time extension from the government authorities which it expects to receive, so that it can complete its project evaluation. A project decision is expected by the end of 2006, with expenditures expected to be incurred in 2007 and 2008.

Overall in 2006, we expect ERCO's operating distributable cash flow to be between $70 million and $75 million and for 2007, between $60 million and $65 million.

JW Aluminum

JWA contributed $10.3 million of operating distributable cash flow to Superior's second quarter results. For comparison purposes only, the 2005 prior year period results are also provided below and are not included in the Interim Consolidated Financial Statements, as JWA was acquired on October 19, 2005. Prior year quarter results do not include cash taxes due to differences in JWA's capital structure prior to being acquired by

Superior. The condensed operating results for the three and six months ended June 30, 2006 are provided below:

(millions of dollars except per pound amounts)	Three Months Ended June 30				Six Months Ended June 30			
	2006		2005		**2006**		2005	
		¢/lb		¢/lb		**¢/lb**		¢/lb
Gross Profit	**14.8**	**16.8**	17.9	21.6	**28.8**	**16.9**	35.9	21.6
Less: Cash operating, administrative	**(2.6)**	**(3.0)**	(2.0)	(2.4)	**(5.1)**	**(3.0)**	(4.3)	(2.6)
Cash taxes	**(1.2)**	**(1.4)**	–	–	**(2.6)**	**(1.5)**	–	–
Cash generated from operations before changes in net working capital	**11.0**	**12.4**	15.9	19.2	**21.1**	**12.4**	31.6	19.0
Maintenance capital expenditures, net	**(0.7)**	**(0.8)**	(0.6)	(0.7)	**(1.4)**	**(0.8)**	(1.5)	(0.9)
Operating distributable cash flow	**10.3**	**11.6**	15.3	18.5	**19.7**	**11.6**	30.1	18.1
Aluminum pounds sold (millions of pounds)	**88**		83		**170**		166	

Sales volume by product	Three Months Ended June 30 **2006**	2005	Six Months Ended June 30 **2006**	2005
Fin Stock	**47%**	44%	**48%**	40%
Building Sheet	**23%**	25%	**22%**	25%
Convertor Foil	**16%**	15%	**16%**	17%
Other Products	**14%**	16%	**14%**	18%
	100%	100%	**100%**	100%

Gross profit for the second quarter was $14.8 million or 16.8 cents per pound, down $3.1 million (17%) or 4.8 cents per pound (22%) as compared to the prior year quarter. The decrease in gross profit is primarily due to the unexpected plant downtime experienced in the first quarter at the Mount Holly and St. Louis plants which resulted in a flow through of higher manufacturing costs in the second quarter. Gross profit compared to the prior year quarter were negatively impacted by the absence of unusually high margins on building sheet obtained in the prior year. JWA's product mix continued to shift towards fin stock sales used in the production of air conditioning and heat transfer equipment, as the implementation in the United States of increased minimum energy efficiency regulations in 2006 is requiring manufacturers to use increased aluminum fin stock content per air conditioning unit. Sales volumes were 88 million pounds in the second quarter, 5 million pounds (6%) higher than the prior year quarter due to the completion of the Russellville Phase I expansion, and 6 million pounds (7%) higher than the first quarter due to the resolution of the plant downtime experienced in the first quarter. Demand for JWA's principal products remains strong. Maintenance capital expenditures of $0.7 million incurred in the second quarter were consistent with the prior year quarter. The appreciation of the Canadian dollar over the prior year quarter resulted in a $1.1 million (1.3 cents/lb) reduction in the translation of second quarter operating distributable cash flow which is denominated in United States dollars.

For the full year 2006, operating distributable cash flow is anticipated to be between $39.0 million and $41.0 million.

On July 10, 2006, Superior announced that as part of the implementation of its strategic plan, it intends to sell JWA and use the proceeds to reduce debt levels.

Winroc

Winroc generated operating distributable cash flow of $7.0 million, an increase of $0.2 million (3%) over the prior year quarter due to continued strong results from Winroc's Western Canadian operations. Condensed operating results for the three and six months ended June 30, 2006 and 2005 are provided below:

(millions of dollars)	Three Months Ended June 30 2006	2005	Six Months Ended June 30 2006	2005
Distribution sales gross profit	**31.5**	28.7	**62.8**	49.6
Direct sales gross profit	**1.2**	1.0	**2.3**	1.8
Gross Profit	**32.7**	29.7	**65.1**	51.4
Less: Cash operating, administrative & cash tax costs	**(23.1)**	(21.4)	**(46.4)**	(37.4)
Cash generated from operations before changes in net working capital	**9.6**	8.3	**18.7**	14.0
Capital expenditures, net	**(2.6)**	(1.5)	**(3.9)**	(2.8)
Operating distributable cash flow	**7.0**	6.8	**14.8**	11.2

Distribution sales gross profit reached $31.5 million in the second quarter, an increase of $2.8 million (10%) compared to the prior year quarter. Higher sales volumes contributed to improved gross profit performance as drywall sales volumes, which are an indicator of overall sales volumes, increased by 3%. The growth in sales volumes is the result of strong demand in Western Canada and a full quarter ownership of Leon's Insulation Inc., which services the Greater Toronto Area and was acquired on April 11, 2005. Distribution sales margins were consistent with the prior year quarter. Cash operating and administrative costs were $1.7 million (8%) higher than the prior year quarter due to higher variable costs associated with the growth in sales volumes, increased fuel costs and increased cash taxes on earnings generated in the United States. Maintenance capital expenditures were $2.6 million in the quarter, an increase of $1.1 million due to continued growth in the business.

Operating distributable cash flow is anticipated to be between $30.0 million and $35.0 million for 2006 and 2007, assuming no new acquisitions.

Superior Energy Management ("SEM")

SEM's condensed operating results for the three and six months ended June 30, 2006 and 2005 are provided below:

(millions of dollars except per gigajoule ("GJ") amounts)	Three Months Ended June 30 2006		2005		Six Months Ended June 30 2006		2005	
		¢ per GJ		¢ per GJ		¢ per GJ		¢ per GJ
Gross profit	**5.3**	**53.0**	3.4	36.6	**9.7**	**51.1**	6.8	37.8
Less: Cash operating, admin. & selling costs	**(2.6)**	**(26.0)**	(2.0)	(21.5)	**(5.3)**	**(27.9)**	(3.8)	(21.1)
Operating distributable cash flow	**2.7**	**27.0**	1.4	15.1	**4.4**	**23.2**	3.0	16.7
Natural gas sold (millions of GJs)	**10**		9		**19**		18	

SEM generated operating distributable cash flow of $2.7 million in the second quarter, an increase of $1.3 million (93%) compared to the prior year quarter. Gross profit increased due to continued growth in contracted volumes of higher margin residential and small commercial segments which more than replaced lower margin, floating price sales to commercial/industrial customers in the prior year quarter. Residential and small commercial growth continued in the second quarter, contributing approximately 19% of total sales volumes (June 30, 2005 – 10%). Operating, administration and selling costs increased by $0.6 million (30%) over the prior year quarter due to higher amortization of customer acquisition costs, customer servicing costs and overhead costs attributable to the growth in SEM's customer base. The majority of fixed-price sales contracts entered into during the quarter were for a five year term. The average remaining term of SEM's sales contracts at June 30, 2006 was 44 months (June 30, 2005 – 37 months).

Strong growth momentum at attractive margins is anticipated to continue, resulting in expected operating distributable cash flow of between $10.0 million to $12.0 million in 2006, increasing to $12.0 million to $15.0 million in 2007.

Corporate

Corporate costs for the second quarter were a net recovery of $2.9 million, compared to a cost of $1.8 million in the prior year quarter. One time recoveries of executive trust unit related compensation and bonus expense totaling $5.3 million were recorded as a result of the decline in the market price of the Fund's trust units during the second quarter. Net of these recoveries, corporate costs were $2.4 million for the quarter, an increase of $1.1 million over the prior year quarter due to costs associated with Superior's conversion to a trust on partnership structure and costs associated with Superior's C-SOX compliance project.

Costs associated with Superior's strategic review were $6.0 million for the second quarter consisting of severance, employee retention and advisor costs.

Interest expense on revolving term bank credits and term loans was $10.1 million, an increase of $4.4 million from the prior year quarter. The increase in interest expense is due to higher floating interest rates and higher debt levels incurred to finance acquisitions during 2005, and increased net working capital levels at JWA and Superior Propane.

Interest on convertible debentures was $5.1 million, an increase of $3.0 million from the prior year quarter. The increase in convertible debenture interest expense is the result of the issuance of $175.0 million, 5.75% convertible debentures in June 2005 and $75.0 million, 5.85% convertible debentures in October 2005, offset partially by the conversion of $7.2 million, 8% convertible debentures into 0.4 million trust units since June 30, 2005.

Cash income and withholding taxes of $3.3 million were incurred with respect to operations in the United States in the second quarter (2005 - Nil) and have been charged to the businesses from which the taxable income was derived. In Canada, cash taxes were limited to federal and provincial capital taxes of $0.4 million, marginally lower than the prior year quarter due to the reduction of capital tax rates. Canadian income taxes were fully deferred. Capital taxes have been allocated to Superior's four business segments operating in Canada based on net capital deployed. Upon Superior's conversion to a trust on partnership structure, Superior will not be subject to Canadian capital and income taxes.

Liquidity and Capital Resources

As at June 30, 2006, revolving term bank credits and term loans totaled $707.5 million, an increase of $82.7 million from December 31, 2005 levels. The majority of the increase is due to the $65.0 million reduction of the off-balance sheet accounts receivable securitization program which was funded from proceeds of the $200.0 million, 5.5% Medium Term Notes issued during the first quarter. The remaining $17.7 million increase in debt is due to financing growth capital of $19.2 million, changes in working capital requirements and the non-cash impact of exchange rates on U.S. dollar denominated debt. As at June 30, 2006, Superior had available undrawn revolving term bank lines of $126.5 million.

Consolidated net working capital was $293.8 million as at June 30, 2006, an increase of $44.6 million from December 31, 2005. The increase in net working capital levels is the result of Superior reducing its accounts receivable securitization program by $65.0 million to $35.0 million as at June 30, 2006 (December 31, 2005 - $100.0 million), which brought the associated accounts receivable back on to the balance sheet. Higher propane inventory procured by Superior Propane to resource its 2006/2007 fixed price heating customer offering, as well as higher net working capital levels at JWA due to increased aluminum price levels also contributed to higher net working capital, and more than offset seasonal declines in Superior Propane's accounts receivable. Superior Propane's net working capital requirements peak seasonally in the first quarter and then decline in the second and third quarters before building again in the fall, consistent with the seasonal demand profile of its heating end-use customers. See Note 12 to the Interim Consolidated Financial Statements for segmented working capital balances, net of the accounts receivable sales program.

As at June 30, 2006, subordinated convertible debentures totaled $313.6 million, a decrease of $0.7 million from December 31, 2005 due to the conversion of Series 1 and 2, 8% convertible debentures into trust units.

As at June 30, 2006, Superior's senior debt (including off-balance sheet accounts receivable sales program amounts) was 2.7 times EBITDA for the last 12 month period on a proforma basis adjusted for the acquisition of JWA, calculated in accordance with its debt covenants (2.4 times at December 31, 2005). Superior's senior debt covenants restrict its ability to pay distributions to the Fund's Unitholders if Senior Debt to EBITDA exceeds 3.0 times. Including the Fund's subordinated convertible debentures, the Fund's total leverage ratio was 3.8 times compared to 3.5 times at December 31, 2005. Proceeds from the contemplated sale of JWA will be used to repay debt and is expected to reduce average annual senior debt levels to approximately 1.7 times EBITDA and average annual total debt levels to approximately 3.0 times.

On July 10, 2006, Superior announced as part of its strategic plan that it had entered into an underwriting agreement to arrange a $150.0 million, 2-year bank credit facility and that the Fund had entered into an agreement to arrange a $100.0 million, 18-month bank credit facility. The arrangement of these new credit facilities was completed on August 8, 2006, and has been used in combination with available committed bank credit facilities to retire the $200.0 million Medium Term Notes, providing enhanced covenant and debt repayment flexibility. Deferred Medium Term Notes financing costs of $2.1 million will be expensed in the third quarter as a result of this repayment. After giving effect to the arrangement of the new credit facilities and repayment of the Medium Term Notes, Superior had $176.5 million of available undrawn credit facilities at June 30, 2006.

In response to Superior's strategic review announcement on July 10, 2006, Standard and Poor's and Dominion Bond Rating Service confirmed their April 24, 2006 ratings, pending the completion of a full credit review. On April 24, 2006, Standard and Poor's confirmed Superior's BBB- long-term debt credit rating, but altered their outlook from stable to negative and Dominion Bond Rating Service confirmed Superior's secured long-term debt at BBB(low), but altered their outlook from stable to under review with negative implications. A full credit review is expected to be completed during the third quarter of 2006.

Unitholders' Capital

The weighted average number of trust units outstanding during the second quarter was 85.5 million trust units, an increase of 10% (7.8 million trust units) over the prior year period due to 6.2 million trust units issued during 2005 to partially finance the acquisition of JWA on October 19, 2005, the issue of 0.8 million trust units resulting from the exercise of trust unit warrants with the remainder of the increase due to the issue of trust units as a result of Debenture conversions described previously.

As at June 30, 2006 and December 31, 2005, the following trust units, and securities convertible into trust units, were outstanding:

	June 30, 2006		December 31, 2005	
(millions)	**Convertible Securities**	**Trust Units**	Convertible Securities	Trust Units
Trust units outstanding	-	85.5		85.5
Series 1, 8% Debentures (convertible at $16 per trust unit)	$8.1	0.5	$8.9	0.5
Series 2, 8% Debentures (convertible at $20 per trust unit)	$59.2	3.0	$59.3	3.0
Series 1, 5.75% Debentures (convertible at $36 per trust unit)	$174.9	4.9	$174.9	4.9
Series 1, 5.85% Debentures (convertible at $31.25 per trust unit)	$75.0	2.4	$75.0	2.4
Warrants (exercisable @ $20 per trust unit until May 2008)	2.3	2.3	2.3	2.3
Trust units outstanding, and issuable upon conversion of Debenture and Warrant securities		98.6		98.6

As at June 30, 2006, there were 1,160,334 trust unit options outstanding (December 31, 2005 – 1,177,000 trust units) with a weighted average exercise price of $21.42 per trust unit. The number of trust units issued upon exercise of the trust unit options is equal to the growth in the value of the options at the time the options are exercised, (represented by the market price less the exercise price) times the number of options exercised, divided by the current trust unit market price.

As part of its Strategic Review announcement on July 10, the Fund is proposing a reorganization pursuant to which its business operations will be conducted through a partnership and related subsidiaries of the partnership rather than through Superior and related subsidiaries. This "trust over partnership" structure maximizes value and distributable cash flow to Unitholders and has been adopted by a number of income trusts. Implementation of the reorganization will require Unitholder approval at a Special Meeting of Unitholders to be held on September 28, 2006. The reorganization will be conditional upon receipt of a satisfactory tax ruling from the Canada Revenue Agency, which ruling has been applied for by the Fund, as well as consents from third parties and other regulatory approvals, which are expected to be received in due course.

Distributions Paid to Unitholders

Distributions paid to Unitholders in the second quarter were $38.0 million or $0.444 per trust unit, compared to $46.6 million or $0.60 per trust unit paid in the second quarter of 2005. Distributions paid to Unitholders exceeded distributable cash flow by $9.4 million in the second quarter (2005 Q2 - $16.7 million) resulting in a payout ratio of 133% (2005 Q2 - 156%). Distributable cash flow declines in the second and third quarters due to the seasonal decline in Superior Propane's heating demand.

Distributions paid to Unitholders for the six months ended June 30, 2006 were $88.9 million or $1.04 per trust unit, compared to $92.5 million or $1.20 per trust unit for the six months ended June 30, 2005. Distributions paid to Unitholders exceeded distributable cash flow by $3.8 million for the six months ended June 30, 2006 (2005 - ($1.1) million) resulting in a payout ratio of 104% (2005 - 99%).

The Fund reduced its monthly distribution rate from $0.205 per trust unit to $0.185 effective with the March 2006 distribution and further reduced the distribution to $0.13 effective with the May 2006 distribution. The Fund targets a payout of between 85% to 90% of its distributable cash flow on an ongoing basis.

Foreign Currency Hedging

SEM and Superior Propane contract a portion of their fixed price natural gas and propane purchases in US dollars and enter into forward US dollar purchase contracts to create an effective Canadian dollar fixed price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations on its US dollar distributable cash flow. Superior's US dollar debt acts as a balance sheet hedge against its US dollar net assets. Superior hedges its net US dollar future cash flows with external third party contracts after first matching internally SEM's and Superior Propane's forward US dollar purchase requirements against ERCO Worldwide's US dollar revenues where possible.

As at June 30, 2006, SEM and Superior Propane had hedged approximately 100% of their US dollar natural gas and propane purchase obligations and ERCO Worldwide had hedged 85%, 64%, and 11% of its estimated US dollar revenue stream for the remainder of 2006, 2007, and 2008 respectively, as shown in the table below. (See Note 11) to the Interim Consolidated Financial Statements).

(US$ millions)	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**Total**
SEM – US $ forward purchases	75.6	128.3	118.1	111.0	61.8	5.0	499.8
Superior Propane – US $ forward sales	4.0	(15.2)	–	–	–	–	(11.2)
ERCO – US $ forward sales	(56.7)	(76.4)	(12.6)	–	–	–	(145.7)
Net US $ forward purchases	22.9	36.7	105.5	111.0	61.8	5.0	342.9
SEM – Average US $ forward purchase rate	1.25	1.22	1.22	1.21	1.16	1.11	1.21
Superior Propane – Average US $ forward rate	1.12	1.11	–	–	–	–	1.11
ERCO – Average US $ forward sales rate	1.28	1.23	1.23	–	–	–	1.25
Net average external US$/Cdn$ exchange rate	1.27	1.22	1.22	1.21	1.16	1.11	1.22

Quarterly Financial and Operating Information

(millions of dollars except per trust unit amounts)	2006 Quarters Second	2006 Quarters First	2005 Quarters Fourth	2005 Quarters Third	2005 Quarters Second	2005 Quarters First	2004 Quarters Fourth	2004 Quarters Third
Propane sales volumes (millions of litres)	270	448	420	277	286	485	438	290
Chemical sales volumes (thousands of metric tonnes)	200	211	225	224	175	164	170	163
Aluminum sales volumes[2] (millions of pounds)	88	81	71	–	–	–	–	–
Natural gas sales volumes (millions of GJs)	10	9	9	9	9	9	7	7
Gross profit	156.0	186.1	185.5	149.6	137.2	163.8	155.2	130.2
Asset impairments, net of tax	170.8	–	–	–	–	–	–	–
Net earnings (loss)	(152.8)	33.8	21.7	24.0	18.9	41.5	33.5	20.8
Per basic trust unit	($1.79)	$0.40	$0.25	$0.30	$0.24	$0.54	$0.45	$0.28
Per diluted trust unit	($1.79)	$0.40	$0.25	$0.30	$0.24	$0.52	$0.44	$0.27
Distributable cash flow	28.6	56.5	60.0	33.4	29.9	63.7	55.8	36.7
Per basic trust unit	$0.33	$0.66	$0.70	$0.42	$0.38	$0.83	$0.74	$0.50
Per diluted trust unit	$0.33	$0.66	$0.67	$0.42	$0.38	$0.79	$0.70	$0.49
Net working capital [1]	293.8	307.4	249.2	96.4	64.3	54.9	97.9	62.9

[1] Net working capital reflects amounts as at the quarter end and is comprised of accounts receivable and inventories, less accounts payable and accrued liabilities.

[2] JWA was acquired October 19, 2005. On July 10, 2006 the Fund announced its intention to sell JWA. (See Note 13 to the Interim Consolidated Financial Statements).

For more information about Superior, visit our website at: www.superiorplus.com or contact:

Grant Billing Chairman and Chief Executive Officer
E-mail: gbilling@superiorplus.com
Phone: (403) 218-2950 / Fax: (403) 218-2973

Theresia Reisch Vice-President, Investor Relations and Corporate Secretary
E-mail: treisch@superiorplus.com
Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Analyst Conference Call

Superior Plus will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2006 Second Quarter Results at 10:30 a.m. EST (8:30 a.m. MST) on Friday, August 11, 2006. To participate in the call, dial: 1-800-814-4861. An archived recording of the call will be available for replay until midnight, August 18, 2006. To access the recording, dial: 877-289-8525 and enter pass code 21195399 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the "Events and Presentations" section.

SUPERIOR PLUS INCOME FUND
Consolidated Balance Sheets

(unaudited, millions of dollars)	**June 30 2006**	December 31 2005
Assets		
Current Assets		
Accounts receivable (Note 5)	**372.7**	336.1
Inventories	**178.7**	193.4
	551.4	529.5
Property, plant and equipment (Note 3)	**1,005.6**	1,167.6
Intangible assets	**86.2**	89.4
Goodwill (Note 3)	**451.7**	541.3
	2,094.9	2,327.8
Liabilities and Unitholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	**257.6**	280.3
Distributions and interest payable to Unitholders and Debentureholders	**12.9**	25.0
Current portion of term loans (Note 6)	**2.7**	2.0
	273.2	307.3
Revolving term bank credits and term loans (Note 6)	**704.8**	622.8
Convertible unsecured subordinated debentures (Note 7)	**313.6**	314.3
Future employee benefits	**18.5**	17.7
Future income tax liability	**188.3**	262.8
Total Liabilities	**1,498.4**	1,524.9
Unitholders' Equity		
Unitholders' capital (Note 8)	**1,340.0**	1,338.3
Retained earnings from operations	**249.4**	368.4
Accumulated distributions on trust unit equity	**(992.0)**	(903.1)
Deficit	**(742.6)**	(534.7)
Currency translation account	**(0.9)**	(0.7)
Total Unitholders' Equity	**596.5**	802.9
	2,094.9	2,327.8

Subsequent Events (Note 13)
(See Notes to the Interim Consolidated Financial Statements)

SUPERIOR PLUS INCOME FUND
Consolidated Statements of Net Earnings (Loss) and Deficit

(unaudited, millions of dollars except per trust unit amounts)	Three Months Ended June 30 **2006**	2005	Six Months Ended June 30 **2006**	2005
Revenues	**675.9**	460.2	**1,441.7**	972.3
Cost of products sold	**519.9**	323.0	**1,099.6**	671.3
Gross profit	**156.0**	137.2	**342.1**	301.0
Expenses				
Operating and administrative	**103.5**	95.7	**209.8**	184.8
Amortization of property, plant and equipment	**26.3**	18.5	**56.5**	36.5
Amortization of intangible assets	**2.0**	1.4	**4.1**	2.7
Interest on revolving term bank credits and term loans	**10.1**	5.7	**19.5**	10.9
Interest on convertible unsecured subordinated debentures	**5.1**	2.1	**10.1**	4.0
Amortization of convertible debenture issue costs	**0.6**	0.3	**1.2**	0.6
Management internalization costs (Note 9)	**1.3**	1.3	**1.3**	1.3
Impairment of property, plant and equipment and goodwill (Note 3)	**218.7**	–	**218.7**	–
Income tax recovery of Superior	**(58.8)**	(6.7)	**(60.1)**	(0.2)
	308.8	118.3	**461.1**	240.6
Net Earnings (Loss)	**(152.8)**	18.9	**(119.0)**	60.4
Deficit, Beginning of Period	**(551.8)**	(453.2)	**(534.7)**	(448.8)
Net earnings (loss)	**(152.8)**	18.9	**(119.0)**	60.4
Distributions to Unitholders	**(38.0)**	(46.6)	**(88.9)**	(92.5)
Deficit, End of Period	**(742.6)**	(480.9)	**(742.6)**	(480.9)
Net earnings (loss) per trust unit, basic (Note 10)	**($1.79)**	$0.24	**($1.39)**	$0.78
Net earnings (loss) per trust unit, diluted (Note 10)	**($1.79)**	$0.24	**($1.39)**	$0.77

(See Notes to the Interim Consolidated Financial Statements)

SUPERIOR PLUS INCOME FUND
Consolidated Statements of Cash Flows

(unaudited, millions of dollars)	Three Months Ended June 30 **2006**	2005	Six Months Ended June 30 **2006**	2005
Operating Activities				
Net earnings (loss)	**(152.8)**	18.9	**(119.0)**	60.4
Items not affecting cash:				
Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	**28.9**	20.2	**61.8**	39.8
Amortization of natural gas customer acquisition costs	**0.7**	0.6	**1.4**	1.1
Trust unit incentive plan compensation expense (recovery)	**–**	0.6	**(1.2)**	0.3
Impairment of property, plant and equipment and goodwill (Note 3)	**218.7**	–	**218.7**	–
Future income tax recovery of Superior	**(62.5)**	(7.6)	**(67.6)**	(2.0)
Cash generated from operations before natural gas customer acquisition costs and changes in working capital	**33.0**	32.7	**94.1**	99.6
Natural gas customer acquisition costs capitalized	**(2.6)**	(2.0)	**(4.4)**	(3.4)
Decrease (increase) in non-cash operating working capital items	**(1.2)**	39.7	**2.7**	58.2
Cash flows from operating activities	**29.2**	70.4	**92.4**	154.4
Investing Activities				
Maintenance capital expenditures, net	**(5.0)**	(3.5)	**(8.9)**	(6.2)
Other capital expenditures, net	**(19.2)**	(7.0)	**(41.6)**	(10.3)
Acquisitions (Note 4)	**–**	(51.1)	**–**	(65.8)
Cash flows from investing activities	**(24.2)**	(61.6)	**(50.5)**	(82.3)
Financing Activities				
Revolving term bank credits and term loans	**31.2**	(96.6)	**80.6**	(144.0)
Net proceeds from issue of Medium Term Notes	**–**	–	**197.2**	–
Repayment of JW Aluminum Company acquisition credit facility	**–**	–	**(167.8)**	–
Net repayment of accounts receivable sales program	**–**	(36.7)	**(65.0)**	(6.7)
Net proceeds from issue of 5.75% Series I convertible unsecured subordinated debentures (Note 7)	**–**	167.5	**–**	167.5
Receipt of management internalization loans receivable (Note 9)	**1.8**	1.3	**1.8**	1.3
Distributions to Unitholders	**(38.0)**	(46.6)	**(88.9)**	(92.5)
Proceeds from exercise of trust unit warrants	**–**	2.3	**0.2**	2.3
Cash flows from financing activities	**(5.0)**	(8.8)	**(41.9)**	(72.1)
Change in Cash	**–**	–	**–**	–
Cash at Beginning and End of Period	**–**	–	**–**	–

(See Notes to the Interim Consolidated Financial Statements)

Notes to Interim Consolidated Financial Statements

(tabular amounts in millions of dollars, unless noted otherwise, except per trust unit amounts)

1. Accounting Policies

(a) Basis of Presentation

The accompanying unaudited Interim Consolidated Financial Statements have been prepared according to Canadian generally accepted accounting principles ("GAAP"), applied on a consistent basis and include the accounts of the Superior Plus Income Fund (the "Fund") and its wholly owned subsidiary, Superior Plus Inc. ("Superior"), and Superior's subsidiaries. These financial statements do not conform in all respects to the note disclosure requirement of GAAP for annual financial statements as certain information and disclosures included in the annual financial statements notes have been condensed or omitted. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2005. These financial statements and notes thereto should be read in conjunction with the Fund's financial statements for the year ended December 31, 2005. All significant transactions and balances (including Superior's Shareholder Notes) between the Fund, Superior, and Superior's subsidiaries have been eliminated on consolidation.

In the opinion of Management, the accompanying unaudited Interim Consolidated Financial Statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated financial position of the Fund as at June 30, 2006 and December 31, 2005 and the consolidated results of its operations for the three and six months ended June 30, 2006 and 2005.

(b) Business Segments

Superior operates five distinct business segments; the delivery of propane and propane related services and accessories operating under the Superior Propane trade name; the manufacture and sale of specialty chemicals and related products and services operating under the ERCO Worldwide trade name ("ERCO"); the manufacture and sale of specialty flat-rolled aluminum products operating as JW Aluminum Company ("JWA" or JW Aluminum"); the distribution of walls and ceilings construction products operating under the Winroc trade name; and the sale of natural gas under fixed-price term contracts operating under the Superior Energy Management trade name ("SEM"). (See Note 12).

2. Seasonality of Operations

Superior Propane

Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices.

Winroc

Winroc's sales typically peak during the second and third quarters with the seasonal increase in building and remodeling activities. They then decline through the fourth and first quarters. Similarly, net working capital levels are typically at seasonally high levels during the second and third quarter, and normally decline to seasonally low levels in the fourth and first quarters.

3. Asset Impairments

Superior has determined that the net book value of ERCO's sodium chlorate facilities located in Bruderheim, Alberta and Valdosta, Georgia and ERCO's goodwill are impaired. An aggregate impairment charge of $218.7 million has been recorded in the second quarter of 2006 ($170.8 million net of tax).

Superior concluded that ERCO's Bruderheim, Alberta sodium chlorate facility, with a net book value of $73.4 million, was impaired. This was based on estimates of the future cash flows from the facility which have been negatively impacted by high electrical prices, lower sodium chlorate selling prices resulting from the appreciation of the Canadian dollar on U.S. dollar denominated sales, and reduced demand for sodium chlorate due to various bleached pulp mill closures in North America. As a result of this analysis, a pre-tax impairment charge of $73.4 million ($47.7 million net of tax) was recorded during the quarter.

Superior performed a similar future cash flow analysis on ERCO's Valdosta, Georgia sodium chlorate facility, with a net book value of $55.9 million. ERCO's existing power supply agreement expires at the end of 2006. Based on current

negotiations for a new power supply agreement, increased power costs would require that the plant be temporarily closed until U.S. sodium chlorate prices improve or the facility will run as a swing production facility when power prices are favourable. It was determined that the facility was impaired and a pre-tax impairment charge of $55.9 million ($33.7 million net of tax) was recorded during the quarter.

As part of Superior's assessment of ERCO's overall operations, the fair value of ERCO was estimated using various valuation methods based on current market assumptions surrounding the sodium chlorate industry which has been negatively impacted by reduced demand for North American sodium chlorate due to various pulp mill closures, the impact of the appreciation of the Canadian dollar on ERCO's U.S. dollar denominated sales and on the competitiveness of its Canadian pulp producer customer base, and increased power costs. Based on the estimated fair values, it was determined that ERCO's goodwill, totaling $89.4 million was impaired, and as such an impairment charge of $89.4 million was recorded during the quarter.

4. Acquisitions

The following acquisitions were completed by Superior in the three and six month periods ended June 30, 2005:

On February 2, 2005, Superior Propane acquired the business of Foster Energy Corporation, a wholesale marketer of natural gas liquids, for consideration of $25.6 million of which $14.7 million was paid in cash (net of $2.3 million in cash acquired). Deferred consideration is payable over a five year period and has been recorded at its fair market value of $10.9 million, calculated by discounting future cash payments. Foster Energy is now being operated under the trade name Superior Gas Liquids ("SGL").

On April 11, 2005, Winroc acquired the shares of Leon's Insulation Inc. and associated entities (collectively "Leon's"), a distributor of specialty walls and ceilings construction products for consideration of $31.7 million of which $28.2 million was paid in cash (net of $5.3 million in cash acquired). Deferred consideration bears interest at the prime bank rate and is repayable over a five year period. Additional consideration of up to $5.0 million is contingently payable over a period of five years based upon Leon's achieving specified financial targets ($0.8 million paid in 2006), and are treated as additional consideration as the amounts become payable, with a corresponding increase to goodwill.

On June 7, 2005, ERCO acquired a chloralkali potassium business in Port Edwards, Wisconsin for consideration of $22.4 million (the "Port Edwards" acquisition).

Using the purchase method of accounting for acquisitions, Superior consolidated the assets and liabilities from the acquisition and included earnings as of the closing date. The consideration paid for this acquisition has been allocated as follows:

	ERCO's Acquisition of Port Edwards	Winroc's Acquisition of Leon's	Superior Propane's Acquisition of SGL	Total Acquisitions
Cash consideration paid	21.6	28.2	14.6	64.4
Transaction costs	0.8	0.5	0.1	1.4
Total cash consideration	22.4	28.7	14.7	65.8
Deferred consideration[1]	–	3.0	10.9	13.9
Total consideration	22.4	31.7	25.6	79.7
Goodwill	–	16.2	22.7	38.9
Non-compete agreements	–	2.0	1.3	3.3
Working capital, net	3.2	10.4	1.6	15.2
Property, plant and equipment	22.1	3.1	–	25.2
Other liabilities	(2.9)	–	–	(2.9)
	22.4	31.7	25.6	79.7

[1] Notes payable and deferred consideration are unsecured obligations and have been included in revolving term bank credits and term loans on the Interim Consolidated Balance Sheets.

5. Accounts Receivable

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. At June 30, 2006 proceeds of $35.0 million (December 31, 2005 – $100.0 million) had been received.

6. Revolving Term Bank Credits and Term Loans

	Maturity Dates	Effective Interest Rates[5]	**June 30 2006**	December 31 2005
Revolving term bank credits[1]				
Bankers Acceptances ("BA")	2008	Floating BA rate plus applicable credit spread	**8.0**	137.7
LIBOR Loans (US$273.1 million; 2005 – US$95.3 million)	2008	Floating LIBOR rate plus applicable credit spread	**304.6**	111.1
			312.6	248.8
Other Debt				
Notes payable	2009, 2010	Prime	**7.4**	8.0
Deferred consideration	2010	Non-interest bearing	**9.0**	11.3
Mortgage payable (US$0.9 million; 2005 – US$0.9 million)	2011	7.53%	**1.1**	1.1
			17.5	20.4
Senior Secured Notes				
JWA acquisition credit facility (US$145.0 million)[2]	2007	Floating LIBOR rate plus applicable credit spread	**–**	169.1
Medium Term Notes[3]	2016	5.57%	**199.0**	–
Senior secured notes subject to floating interest rates (US$85.0 million; 2005 – US$85.0 million)[4]	2015	Floating LIBOR rate plus 1.7%	**94.8**	99.1
Senior secured notes subject to fixed interest rates (US$75.0 million; 2005 – US$75.0 million)[4]	2013, 2015	6.65%	**83.6**	87.4
			377.4	355.6
Total revolving term bank credits and loans			**707.5**	624.8
Less current maturities			**2.7**	2.0
Revolving term bank credits and term loans			**704.8**	622.8

(1) Superior has revolving term credit capacity of $425.0 million. These facilities are secured by a general charge over the assets of Superior and certain of its subsidiaries.

(2) On October 19, 2005, Superior Plus US Holdings Inc. entered into a secured non-revolving term bank facility for US$145.0 million (Cdn$169.1 million at December 31, 2005) to partially finance the acquisition of JWA. The facility was secured by a general charge over the assets of Superior and certain of its subsidiaries. This facility was repaid and cancelled in March 2006.

(3) On March 3, 2006, Superior issued $200.0 million, 5.50% coupon, Medium Term Notes which mature on March 3, 2016 with an effective yield to maturity of 5.57%. These facilities are secured by a general charge over the assets of Superior and certain of its subsidiaries. On August 8, 2006, Superior repaid the Medium Term Notes from borrowings under new $250.0 million secured bank credit facilities having a maturity of up to two years, providing enhanced debt repayment flexibility to facilitate the execution of the Strategic Plan. (See Note 13).

(4) Senior Secured Notes (the "Notes") totaling US$160.0 million (Cdn$178.4 million at June 30, 2006) are secured by a general charge over the assets of Superior and certain of its subsidiaries. Principal repayments begin in 2009. In conjunction with the issue of the Notes, Superior swapped US$85.0 million (Cdn$94.8 million at June 30, 2006) of the fixed rate obligation into a US dollar floating rate obligation.

(5) The fixed interest rate obligation on $100.0 million of the Fund's Debentures (see Note 7) was swapped into a floating rate obligation.

7. Convertible Unsecured Subordinated Debentures

The Fund has issued four series of Debentures denoted as 8% Series 1, 8% Series 2, 5.75% Series 1, and 5.85% Series 1 as follows:

	Series 1	Series 2	Series 1	Series 1	Unamortized Discount	Total Carrying Value
Maturity date	July 31, 2007	November 1, 2008	December 31, 2012	October 31, 2015		
Fixed distribution rate	8.0%	8.0%	5.75%	5.85%		
Conversion price per trust unit	$16.00	$20.00	$36.00	$31.25		
Debentures outstanding December 31, 2005	8.9	59.3	174.9	75.0	(3.8)	314.3
Conversion of Debentures and amortization of discount during 2006	(0.8)	(0.1)	–	–	0.2	(0.7)
Debentures outstanding June 30, 2006	8.1	59.2	174.9	75.0	(3.6)	313.6
Quoted market value June 30, 2006	8.3	60.8	160.1	66.0		

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

8. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units (millions)	Unitholders' Equity
Unitholders' equity, December 31, 2005	**85.5**	**802.9**
Conversion of Debentures - (8% Series 1 - $0.8 million converted @ $16 per trust unit 8% Series 2 - $0.1 million converted @ $20 per trust unit) (Note 7)	–	0.9
Exercise of trust unit warrants	–	0.2
Trust unit incentive plan compensation recovery	–	(1.2)
Currency translation adjustment	–	(0.2)
Receipt of management internalization loans receivable (Note 9)	–	1.8
Net loss	–	(119.0)
Distributions to unitholders	–	(88.9)
Unitholders' equity, June 30, 2006	**85.5**	**596.5**

Unitholders' capital and deficit as at June 30, 2006 and December 31, 2005 consists of the following components:

	2006	2005
Unitholders' capital		
Trust unit equity	**1,335.2**	1,332.3
Conversion feature on warrants and convertible debentures	**4.8**	4.8
Contributed surplus	–	1.2
	1,340.0	1,338.3
Deficit		
Retained earnings from operations	**249.4**	368.4
Accumulated distributions on trust unit equity	**(992.0)**	(903.1)
	(742.6)	(534.7)

At June 30, 2006, the Fund had 2.3 million trust unit warrants outstanding (2005 – 2.3 million), exercisable at $20 per trust unit warrant. The trust unit warrants expire May 8, 2008.

9. Management Internalization Transaction

On May 8, 2003, Superior completed the internalization of its management and administration agreements. The internalization process resulted in the elimination of management incentive and administration fees effective January 1, 2003. The funds paid to the Manager and Administrator to terminate the contracts were immediately re-invested into trust units and warrants. As part of the internalization transaction, non-interest bearing loans aggregating $6.5 million were advanced to the executive officers and were used to fund the purchase of 0.325 million trust units at $20 per trust unit. The loans are repayable over a four-year period in the form of annual retention bonuses. The repayment in the second quarter of 2006 was $1.8 million (2005 - $1.3 million). On an aggregate basis $5.7 million in loans receivable have been repaid. The remaining loans receivable of $0.8 million have not been recorded as an asset by Superior, but have been deducted directly from equity.

10. Net Earnings (Loss) per Trust Unit

	Three Months Ended June 30		Six Months Ended June 30	
	2006	**2005**	**2006**	2005
Net earnings (loss) per trust unit computation, basic				
Net earnings (loss)	**(152.8)**	18.9	**(119.0)**	60.4
Weighted average trust units outstanding	**85.5**	77.7	**85.5**	77.1
Net earnings (loss) per trust unit, basic	**($1.79)**	$0.24	**($1.39)**	$0.78

Net earnings (loss) per trust unit computation, diluted				
Net earnings (loss)	**(152.8)**	18.9	**(119.0)**	60.4
Dilutive effect of Debentures	–	1.7	–	3.7
Net earnings (loss), assuming dilution	**(152.8)**	20.6	**(119.0)**	64.1
Weighted average trust units outstanding	**85.5**	77.7	**85.5**	77.1
Dilutive effect of:				
Debentures	–	4.3	–	4.8
Trust unit options	–	0.2	–	0.2
Trust unit warrants	–	1.0	–	1.0
Weighted average trust units outstanding, assuming dilution	**85.5**	83.2	**85.5**	83.1
Net earnings (loss) per trust unit, diluted	**($1.79)**	$0.24	**($1.39)**	$0.77

Trust unit options and warrants whose exercise price was greater than the market price and Debentures that were anti-dilutive were excluded from this calculation.

11. Commitments

As at June 30, 2006, Superior has entered into long-term forward contracts to purchase US dollars in order to hedge US dollar out-flows of SEM, net of in-flows of ERCO Worldwide as follows:

	Net US $ Purchases	**Average Conversion Rate**
2006	22.9	1.27
2007	36.7	1.22
2008	105.5	1.22
2009	111.0	1.21
2010	61.8	1.16
2011 and thereafter	5.0	1.11

As at June 30, 2006, the net mark-to-market loss on long-term foreign currency forward contracts was $32.3 million.

12. Business Segments

Superior operates five distinct business segments; the delivery of propane and propane related services and accessories operating under the Superior Propane trade name; the manufacture and sale of specialty chemicals and related products and services operating under the ERCO Worldwide trade name ("ERCO"); the manufacture and sale of specialty flat rolled aluminum products operating as JW Aluminum Company ("JWA" or "JW Aluminum"); the distribution of walls and ceilings construction products operating under the Winroc trade name; and the sale of natural gas under fixed-price term contracts operating under the Superior Energy Management trade name ("SEM"). Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. Intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

For the three months ended June 30, 2006	Superior Propane	ERCO	JWA	Winroc	SEM	Corporate	Total Consolidated
Revenues	191.0	105.4	160.5	136.4	83.4	(0.8)	675.9
Cost of products sold	136.0	57.2	145.7	103.7	78.1	(0.8)	519.9
Gross profit	55.0	48.2	14.8	32.7	5.3	–	156.0
Expenses							
Operating and administrative	44.1	29.0	2.6	22.2	2.6	3.0	103.5
Amortization of property, plant and equipment	4.7	11.7	8.7	1.2	–	–	26.3
Amortization of intangible assets	–	1.2	0.7	0.1	–	–	2.0
Interest on revolving term bank credits and term loans	–	–	–	–	–	10.1	10.1
Interest on convertible unsecured subordinated debentures	–	–	–	–	–	5.1	5.1
Amortization of convertible debenture issue costs	–	–	–	–	–	0.6	0.6
Management internalization costs	–	–	–	–	–	1.3	1.3
Impairment of property, plant and equipment, and goodwill	–	218.7	–	–	–	–	218.7
Income tax expense (recovery) of Superior	2.6	(45.4)	(1.3)	3.5	0.9	(19.1)	(58.8)
	51.4	215.2	10.7	27.0	3.5	1.0	308.8
Net Earnings (Loss)	3.6	(167.0)	4.1	5.7	1.8	(1.0)	(152.8)

For the three months ended June 30, 2005	Superior Propane	ERCO	JWA[1]	Winroc	SEM	Corporate	Total Consolidated
Revenues	162.1	100.7	–	128.1	70.1	(0.8)	460.2
Cost of products sold	105.9	52.8	–	98.4	66.7	(0.8)	323.0
Gross profit	56.2	47.9	–	29.7	3.4	–	137.2
Expenses							
Operating and administrative	45.7	24.3	–	20.6	2.0	3.1	95.7
Amortization of property, plant and equipment	5.2	12.5	–	0.8	–	–	18.5
Amortization of intangible assets	–	1.3	–	0.1	–	–	1.4
Interest on term bank credits and term loans	–	–	–	–	–	5.7	5.7
Interest on convertible unsecured subordinated debentures	–	–	–	–	–	2.1	2.1
Amortization of convertible debenture issue costs	–	–	–	–	–	0.3	0.3
Management internalization costs	–	–	–	–	–	1.3	1.3
Income tax expense (recovery) of Superior	2.0	3.6	–	3.1	0.5	(15.9)	(6.7)
	52.9	41.7	–	24.6	2.5	(3.4)	118.3
Net Earnings	3.3	6.2	–	5.1	0.9	3.4	18.9

[1] JWA was acquired October 19, 2005. On July 10, 2006, the Fund announced its intention to sell JWA. (See Note 13).

For the six months ended June 30, 2006	Superior Propane	ERCO	JWA	Winroc	SEM	Corporate	Total Consolidated
Revenues	506.1	211.5	302.0	264.3	159.4	(1.6)	1,441.7
Cost of products sold	365.6	113.5	273.2	199.2	149.7	(1.6)	1,099.6
Gross profit	140.5	98.0	28.8	65.1	9.7	–	342.1
Expenses							
Operating and administrative	92.0	57.5	5.1	44.4	5.3	5.5	209.8
Amortization of property, plant and equipment	9.6	27.4	17.6	1.9	–	–	56.5
Amortization of intangible assets	–	2.4	1.5	0.2	–	–	4.1
Interest on revolving term bank credits and term loans	–	–	–	–	–	19.5	19.5
Interest on convertible unsecured subordinated debentures	–	–	–	–	–	10.1	10.1
Amortization of convertible debenture issue costs	–	–	–	–	–	1.2	1.2
Management internalization costs	–	–	–	–	–	1.3	1.3
Impairment of property, plant, and equipment and goodwill	–	218.7	–	–	–	–	218.7
Income tax expense (recovery) of Superior	14.9	(43.5)	(2.6)	7.2	1.6	(37.7)	(60.1)
	116.5	262.5	21.6	53.7	6.9	(0.1)	461.1
Net Earnings (Loss)	24.0	(164.5)	7.2	11.4	2.8	0.1	(119.0)

For the six months ended June 30, 2005	Superior Propane	ERCO	JWA[1]	Winroc	SEM	Corporate	Total Consolidated
Revenues	418.2	197.0	–	224.5	134.2	(1.6)	972.3
Cost of products sold	269.4	103.0	–	173.1	127.4	(1.6)	671.3
Gross profit	148.8	94.0	–	51.4	6.8	–	301.0
Expenses							
Operating and administrative	93.3	47.0	–	36.2	3.8	4.5	184.8
Amortization of property, plant and equipment	10.4	24.7	–	1.4	–	–	36.5
Amortization of intangible assets	–	2.6	–	0.1	–	–	2.7
Interest on term bank credits and term loans	–	–	–	–	–	10.9	10.9
Interest on convertible unsecured subordinated debentures	–	–	–	–	–	4.0	4.0
Amortization of convertible debenture issue costs	–	–	–	–	–	0.6	0.6
Management internalization costs	–	–	–	–	–	1.3	1.3
Income tax expense (recovery) of Superior	17.1	7.2	–	5.0	1.3	(30.8)	(0.2)
	120.8	81.5	–	42.7	5.1	(9.5)	240.6
Net Earnings	28.0	12.5	–	8.7	1.7	9.5	60.4

[1] JWA was acquired October 19, 2005. On July 10, 2006, the Fund announced its intention to sell JWA. (See Note 13).

Total Assets, Net Working Capital, Acquisitions and Other Capital Expenditures

	Superior Propane	ERCO	JWA[1]	Winroc	SEM	Corporate	Total Consolidated
As at June 30, 2006							
Net working capital	99.3	26.6	99.8	67.1	4.3	(3.3)	293.8
Total assets	654.1	545.1	610.8	214.8	44.1	26.0	2,094.9
As at December 31, 2005							
Net working capital	101.8	(3.1)	84.9	64.1	(8.3)	9.8	249.2
Total assets	695.2	738.8	622.2	194.8	42.9	33.9	2,327.8
For the three months ended June 30, 2006							
Acquisitions	–	–	–	–	–	–	–
Other capital expenditures, net	–	17.7	1.4	0.1	–	–	19.2
For the three months ended June 30, 2005							
Acquisitions	–	22.4	–	28.7	–	–	51.1
Other capital expenditures, net	0.1	6.9	–	–	–	–	7.0
For the six months ended June 30, 2006							
Acquisitions	–	–	–	–	–	–	–
Other capital expenditures, net	–	37.0	3.0	1.6	–	–	41.6
For the six months ended June 30, 2005							
Acquisitions	14.7	22.4	–	28.7	–	–	65.8
Other capital expenditures, net	0.1	10.2	–	–	–	–	10.3

[1] JWA was acquired October 19, 2005. On July 10, 2006, the Fund announced its intention to sell JWA. (See Note 13).

Geographic Information	Canada	United States	Other	Total Consolidated
Revenues for the three months ended June 30, 2006	412.0	249.8	14.1	675.9
Revenues for the six months ended June 30, 2006	930.2	485.9	25.6	1,441.7
Property, plant and equipment as at June 30, 2006	495.5	456.9	53.2	1,005.6
Total assets as at June 30, 2006	1,279.8	744.5	70.6	2,094.9
Revenues for the three months ended June 30, 2005	365.1	89.0	6.1	460.2
Revenues for the six months ended June 30, 2005	796.2	166.6	9.5	972.3
Property, plant and equipment as at December 31, 2005	591.8	551.7	24.1	1,167.6
Total assets as at December 31, 2005	1,475.8	814.4	37.6	2,327.8

13. Subsequent Events

On July 10, 2006, the Fund announced the results of its Strategic Review including the following:

(A) Its intention to sell JW Aluminum in order to reduce debt levels and refocus its operations on its existing Canadian businesses. Commencing with the third quarter of 2006, JWA's operations will be classified as discontinued operations.

(B) Its intention to close ERCO's Bruderheim, Alberta and temporarily close or operate its Valdosta, Georgia sodium chlorate facility as a swing production facility. (See Note 3).

(C) On August 8, 2006, Superior and the Fund entered into secured bank credit facilities aggregating $250.0 million, which were used to repay $200.0 million Medium Term Notes, providing enhanced covenant and debt repayment flexibility.

(D) Its intention to reorganize its business operations into a trust-over-partnership structure in order to achieve tax efficiencies and maximize the cash available for distribution. A special meeting of the unitholders has been scheduled for September 28, 2006 to approve the reorganization.